Exhibit 99.1

ParaZero Demonstrates 50 Successful DropAir Deployments as Part of a Decisive Reproducibility Test

Kfar Saba, Israel, June 16, 2025 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems, today announced the successful completion of its most rigorous reproducibility test to date – 50 consecutive DropAir deliveries.

A reproducibility test verifies that a system performs consistently and reliably. In aerospace and defense applications, this level of precision is not just an advantage—it’s a critical standard. This test verified the scenario of blood transfusion deliveries in operational settings.

The DropAir system is engineered for autonomous, precision delivery in complex environments, including the transport of essential medical supplies, tactical gear, and other sensitive payloads. Its compact and covert design offers unparalleled operational flexibility and mission confidence.

“This successful test demonstrates DropAir’s reliability and proves its readiness for real-world missions,” said Boaz Shetzer, CEO of ParaZero. “Whether for military, humanitarian, or medical use, the system’s ability to repeat precise deliveries, time after time, means operators can count on it in critical environments.”

Learn more about DropAir by ParaZero: www.parazero.com/dropair

About ParaZero Technologies

ParaZero (Nasdaq: PRZO) is an aerospace company focused on safety systems for commercial unmanned aerial systems and counter UAS systems. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations over populated areas and beyond-visual-line-of-sight (BVLOS) as well as for various military applications including Counter UAS. For more information about ParaZero, please visit https://parazero.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses the DropAir system’s ability to repeat precise deliveries, time after time, means operators can count on it in critical environments. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 21, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com

ParaZero Technologies Ltd. | 1st HaTachana St.

Kfar Saba, Israel 4453001

P: +972-502753666 | E: contact@parazero.com